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           SECURITIES AND EXCHANGE COMMISSION - WASHINGTON, D.C. 20549

FORM 12b-25 - NOTIFICATION OF LATE FILING: FORM 10-KSB for year ended December 31,1999

                         Commission File Number: 1-4809

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                         PART I. Registrant Information

Full name of Registrant: GOLD & GREEN, INC.          Former Name: Not applicable

Address of principal office: c/o Maureen Abato, Esq., 2732 E. 21st Street, Brooklyn, NY 11235

                        PART II. Rule 12b-25 (b) and (c)

If the Report could not be filed without unreasonable effort or expense and Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[x] (a) The reasons described in reasonable detail in Part III hereof could not be eliminated without unreasonable effort or expense.

[x] (b) The subject Annual Report will be filed on or before the 15th calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) is attached, if applicable.

                               PART III. Narrative

Registrant's audited financial statements have not been completed in time for inclusion in the Report for filing on a timely basis, but are expected to be completed on or about February 28, 2000.

                           PART IV. Other Information

(1) Name and telephone number of person to contact regarding this notification:

     Maureen Abato, Esq.                               (718) 769-4021

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports, been filed? [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report? [ ] Yes [x] No

GOLD & GREEN, INC. (Name of Registrant as specified in its charter) has caused this notification be be signed on its behalf by the undersigned thereunto duly authorized:

Dated: February 25, 2000                         By: s/ Maureen Abato, President
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